Exhibit 99.1

Orangekloud Technology Inc. and Electronics Industries Training Centre (ELITC) Sign MOU to Enhance Workforce Skills and Drive Digital Transformation in Singapore

Singapore – August 7, 2024 – Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications, today announced a strategic partnership with the Electronics Industries Training Centre (ELITC), a premier institute offering training and educational programs in Singapore.

This Memorandum of Understanding (MOU) signifies a commitment from both organizations to empower Singapore’s workforce with the necessary skills to thrive in the digital age.

Partnership Highlights

●	Integration of eMOBIQ Training into ELITC Curriculum: Orangekloud’s eMOBIQ training courses will be incorporated into ELITC’s existing training programs, equipping trainees with in-demand skills for using the No-Code platform to develop mobile application solutions used in the digital workplace. This will benefit both individuals seeking employment and those aiming to advance their careers.

●	Equipping the Workforce for Digital Transformation: The partnership aligns with Singapore’s national emphasis on digitalization. By equipping the workforce with the latest digital skills and knowledge, Orangekloud and ELITC aim to empower businesses to embrace digital transformation and achieve greater efficiency.

●	Leveraging ELITC’s Network for Wider Adoption of eMOBIQ Solutions: Orangekloud will leverage ELITC’s extensive network of Small and Medium Enterprises (SMEs) to introduce its eMOBIQ mobile applications. This will provide SMEs with the No-Code application development skill sets to develop accessible and effective solutions to optimize their operations in warehousing, sales, and other critical areas.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

About the Electronics Industries Training Centre (ELITC)

ELITC is a renowned institute dedicated to providing comprehensive training and educational programs ranging from technical, electrical, digital, and technological to soft skills for all levels. The institute’s programs cater to both the workforce and individuals seeking to upskill or reskill, as well as to those entering the workforce for the first time. ELITC also actively supports the Singapore government’s SkillsFuture initiatives.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. Investor Relations Contact:

1 Yishun Industrial Street 1 #04-27/28 & 34 Aposh Building Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com